UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 7

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Blyth, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 15, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the Company’s outstanding common stock, par value $0.02 per share (the “Shares”) for $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time. According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, at the end of the day on October 13, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Merger Sub was advised by the depositary for the Offer that, as of the Expiration Time, a total of 11,749,938 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 72.8% of the aggregate number of Shares then issued and outstanding. In addition, Merger Sub was advised by the depositary that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 443,997 Shares, representing approximately 2.8% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition.

All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and is required to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired sufficient Shares to consummate, is required by the Merger Agreement to consummate as soon as practicable, the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (except for (i) Shares then held by Parent, Merger Sub or Blyth or any subsidiary of either Blyth or Parent, all of which will be canceled and retired and cease to exist, and (ii) Shares held by any stockholder of Blyth who properly demand appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes. The Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

On October 14, 2015, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(I) the Exhibit as follows:

(a)(5)(J)	Joint Press Release issued October 14, 2015 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 6 to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 14, 2015

BLYTH, INC.

By:	/s/ Michael S. Novins
Name:	Michael S. Novins
Title:	Vice President, General Counsel and Secretary